Exhibit 21.01

SUBSIDIARIES OF GUILFORD PHARMACEUTICALS INC.

Below is a list of direct and indirect subsidiaries of the Company. All subsidiaries are wholly-owned.

1.	GPI Investments, LLC., a Delaware limited liability company

2.	Guilford Pharmaceutical Products Inc., a Maryland corporation

3.	GPI (Canada) Inc., a Delaware corporation

4.	Guilford Pharmaceuticals Limited, an English corporation

5.	ProQuest Pharmaceuticals Inc., a Delaware corporation

6.	GPI IP, LLC, a Delaware limited liability company

7.	Artery, LLC, a Delaware limited liability company

8.	Guilford Pharmaceuticals Canada Co., a Nova Scotian unlimited liability company